Filed Pursuant to Rule 433
Registration No. 333-157502
March 11, 2009
8,000,000 Equity Units
JOHNSON CONTROLS, INC.
Equity Units

Company Name:	Johnson Controls, Inc.

Company Stock Ticker:	New York Stock Exchange “JCI”

Title:	Equity Units (initially consisting of Corporate Units)

Registration Format:	SEC Registered

Number of Equity Units Offered:	8,000,000 (9,200,000 if the underwriters exercise their over-allotment option in full)

Aggregate Offering Amount:	$400,000,000 ($460,000,000 if the underwriters exercise their over-allotment option in full)

Over-allotment Option:	1,200,000 Equity Units ($60,000,000); 13-day option to cover over-allotments

Stated Amount per Equity Unit:	$50

Underwriting Discounts and Commissions:	$12,000,000 (excluding underwriters’ over-allotment option to purchase up to 1,200,000 additional Equity Units)

Proceeds to Company:	$388,000,000 (excluding underwriters’ over-allotment option to purchase up to 1,200,000 additional Equity Units)

Note Coupon:	11.50%

Reference Price:	$8.95 (the last reported sale price of the Company’s common stock on the New York Stock Exchange on March 10, 2009)

Threshold Appreciation Price (the Threshold Appreciation Price represents appreciation of approximately 15% over the Reference Price):	$10.29

Minimum Settlement Rate (as defined):	4.8579 shares of the Company’s common stock (subject to adjustment)

Maximum Settlement Rate (as defined):	5.5866 shares of the Company’s common stock (subject to adjustment)

Trade Date:	March 10, 2009

Offering Settlement Date:	March 16, 2009

Purchase Contract Settlement Date:	March 31, 2012

Note Maturity Date:	March 31, 2042

Note Coupon Payment Dates:	The last day of March, June, September and December of each year

First Note Coupon Payment Date:	June 30, 2009

Estimated Net Proceeds to the Company from this Offering:	The net proceeds from the sale of Equity Units in this offering will be approximately $387,700,000 (approximately $445,900,000 if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including the repayment of short-term indebtedness that it has incurred to finance working capital requirements.

Listing:	The Company will apply for listing of the Corporate Units on the New York Stock Exchange under the symbol “JCI PrZ.” The Company expects trading of the Corporate Units on the New York Stock Exchange to commence within 30 days of settlement.

Underwriters:	J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the joint book-runners for the offering; Barclays Capital Inc., Commerzbank Capital Markets Corp., ING Financial Markets LLC, and U.S. Bancorp Investments, Inc. are the senior co-managers for the offering; and ABN AMRO Incorporated, Banca IMI S.p.A., Calyon Securities (USA) Inc., Goldman, Sachs & Co., Mizuho Securities USA Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC are the co-managers for the offering.

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the notes will be $1,000 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0.00 (or 0% of the issue price of a Corporate Unit).

Applicable Ownership Interest:	Following a successful remarketing during the period for early remarketing, as described in the prospectus supplement, each Corporate Unit will consist of a purchase contract and the applicable ownership interest in the Treasury portfolio.

“Applicable ownership interest” means, with respect to a Corporate Unit and the U.S. Treasury securities in the Treasury portfolio,

•     a 1/20, or 5.0%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof) included in the Treasury portfolio that matures on March 31, 2012, and

•     with respect to the originally scheduled quarterly interest payment date on the notes that would have occurred on March 31, 2012, an undivided beneficial ownership interest in a $1,000 interest or principal strip of U.S. Treasury security that matures on March 31, 2012 in an amount equal to the interest payment that would be due on March 31, 2012 on a 1/20, or 5.0%, beneficial ownership interest in $1,000 principal amount of the notes.

Creating Treasury Units:	Subject to certain exceptions described in the prospectus supplement, each holder of Corporate Units will have the right, at any time on or prior to 4:00 p.m., New York City time, on the second business day immediately preceding the first day of the period for early remarketing (as defined in the prospectus supplement), to substitute Treasury securities with the same total principal amount as the aggregate principal amount of the underlying notes held by the collateral agent. Because Treasury securities and the notes are issued in integral multiples of $1,000, holders of Corporate Units may make this substitution only in integral multiples of 20 Corporate Units. This substitution will create Treasury Units, and the notes will be released to the holder and be tradable separately from the Treasury Units.

Recreating Corporate Units:	Subject to certain exceptions described in the prospectus supplement, each holder of Treasury Units will have the right, at any time on or prior to 4:00 p.m., New York City time, on the second business day immediately preceding the first day of the period for early remarketing (as defined in the prospectus supplement), to substitute notes having the same total principal amount as the aggregate principal amount of the related Treasury securities held by the collateral agent. Because Treasury securities and the notes are issued in integral multiples of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 20 Treasury Units. This substitution will recreate Corporate Units, and the applicable Treasury securities will be released to the holder and be separately tradable from the Corporate Units.

Early Settlement:	A purchase contract may be settled for cash prior to the purchase contract settlement date, subject to certain exceptions and conditions described in the prospectus supplement. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be the stated amount of $50 divided by the threshold appreciation price, initially 4.8579 shares (subject to adjustment as described in the prospectus supplement).

Upon the occurrence of a “fundamental change” as defined in the prospectus supplement, each holder will have the right, subject to certain exceptions and conditions described in the prospectus supplement, to accelerate and settle a purchase contract early at a “fundamental change settlement rate,” which will depend on the stock price in such fundamental change and the date such fundamental change occurs, as described in the prospectus supplement.

Holders of Corporate Units may settle early only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the notes that are components of the Corporate Units, holders of the Corporate Units may settle early only in integral multiples of 16,000 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of notes if the reset effective date is not a regular quarterly interest payment date).

Holders of Treasury Units may settle early only in integral multiples of 20 Treasury Units.

Early Settlement Upon a Fundamental Change:	The following table sets forth the hypothetical stock price and fundamental change settlement rate per $50 stated amount of Equity Units:

	Effective Date
Stock price	March 16, 2009	March 30, 2010	March 30, 2011	March 30, 2012
$3.00	7.3751	6.9431	6.4345	5.5866
$6.00	6.1860	6.0477	5.8511	5.5866
$8.95	5.5866	5.5866	5.5866	5.5866
$9.62	5.6804	5.5892	5.4415	5.1968
$10.29	5.6204	5.5326	5.3862	4.8579
$15.00	5.3428	5.2703	5.1373	4.8579
$20.00	5.1863	5.1274	5.0217	4.8579
$25.00	5.0942	5.0475	4.9680	4.8579
$30.00	5.0351	4.9986	4.9393	4.8579
$35.00	4.9947	4.9663	4.9215	4.8579
$40.00	4.9658	4.9437	4.9093	4.8579
$45.00	4.9443	4.9271	4.9003	4.8579

The exact stock prices and effective dates may not be set forth in the table above, in which case

•     If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year.

• If the stock price is greater than $45 per share (subject to adjustment), the fundamental change early settlement rate will be the minimum settlement rate.

•     If the stock price is less than $3 per share (subject to adjustment), which we refer to as the minimum stock price, the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

The maximum number of shares of our common stock deliverable under a purchase contract is 7.3751, subject to anti-dilution adjustments.

Concurrent Convertible Senior Note Offering:	Concurrently with the offering of Equity Units, the Company offered $350,000,000 in aggregate principal amount of 6.50% convertible senior notes due 2012 (or $402,500,000 if the underwriters in that offering exercise their over-allotment option in full). The conversion rate will initially be 89.3855 shares of common stock per $1,000 principal amount of senior notes, equivalent to a conversion price of approximately $11.19 per share of common stock.

The convertible notes offering and this offering are not contingent upon each other.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll-free at 1-866-430-0686, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.